                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____    EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 _____   EXCHANGE ACT OF 1934

                  For the transition period from ________________________ to
---------------------------------.


Commission file number   0-19239


                  LAW COMPANIES GROUP, INC. 401(k) SAVINGS PLAN
                                  (the "Plan")
 -------------------------------------------------------------------------------
                            (Full title of the Plan)


                               LAWGIBB GROUP, INC.
          1105 Sanctuary Parkway, Suite 300, Alpharetta, Georgia 30004
--------------------------------------------------------------------------------
       (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                            Exhibit Index at Page 23

                              REQUIRED INFORMATION



Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herein in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits
---------------------------------
A) The following financial statements and schedules are being filed pursuant to the Required Information to Form 11-K:

     1) Statements of Net Assets Available for Benefits - December 31, 1998 and 1997

     2) Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 1998

     3) Schedules

          a)   Assets Held for Investment Purposes  -  December 31, 1998

          b) Transactions in Excess of 5% of the Current Value of Plan Assets Year Ended December 31, 1998

B) The following exhibit is filed as part of this annual report:

         Exhibit  23                    Consent of Independent Auditors

             Audited Financial Statements and Supplemental Schedules

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                        Year ended December 31, 1998 and
                             as of December 31, 1997
                       With Report of Independent Auditors

                            Law Companies Group, Inc.
                               401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedules


            Year ended December 31, 1998 and as of December 31, 1997


                                    Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes....................14
Line 27d - Schedule of Reportable Transactions................................15

                         Report of Independent Auditors

Plan Administrator
Law Companies Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Law Companies Group, Inc. 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP


Atlanta, Georgia
May 21, 1999

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                              December 31
                                                          1998         1997
                                                     ------------- -------------

Assets
Investments
Massachusetts Mutual Life Insurance Company:
   Guaranteed Income Fund at contract value (Note 3) $16,426,838 $15,643,010 Investments, at fair value:
     Core Equity Account                               20,451,234     19,333,108
     Balanced Account                                   5,895,221      5,110,168
     Small Cap Equity Account                           3,041,629      3,458,916
     Core Bond Account                                  1,003,567        644,609
     Law Companies Common Stock                         1,284,058      1,196,096
     Contrafund Account                                 1,790,531           -
     Destiny Aggressive Account                           151,115           -
     Destiny Conservative Account                          21,722           -
     Destiny Equity Account                               152,635           -
     Destiny Moderate Account                             151,898           -
     Money market account                                 103,346        325,125
     Participant loans receivable                       1,475,976      1,419,529
                                                     ============= =============
Net assets available for benefits                     $51,949,770    $47,130,561
                                                     ============= =============


See accompanying notes.


                            Law Companies Group, Inc.
                               401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998

Additions to net assets attributed to:
   Participant contributions ........................................   $ 5,936,974
   Employer contributions ...........................................       946,448
   Investment income ................................................     1,272,421
                                                                        -----------
                                                                          8,155,843
Deductions from net assets attributed to:
   Distributions to participants ....................................     7,352,477
   Administrative expenses ..........................................       126,564
                                                                        -----------
                                                                          7,479,041

Net realized and unrealized appreciation in fair value of investments     4,142,407
                                                                        -----------
Net increase ........................................................     4,819,209

Net assets available for benefits at beginning of year ..............    47,130,561
                                                                        ===========
Net assets available for benefits at end of year ....................   $51,949,770
                                                                        ===========

See accompanying notes.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1998


1. Description of Plan

The Law Companies Group, Inc. 401(k) Savings Plan (the "Plan") is a defined contribution plan sponsored by Law Companies Group, Inc. (the "Company").

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for Law Companies Group, Inc. 401(k) Savings Plan for a more complete description of the Plan's provisions. Copies of this booklet are available from the plan administrator.

General

The Plan covers substantially all U.S. employees of the Company who are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Each year, participants may contribute up to the lesser of 20% of their pre-tax annual compensation, as defined by the Plan, or the maximum allowable by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective May 1996, the Plan was amended to remove the provision for Company matching contributions in the form of Company common stock (see Note 8). The Company is currently funding matching contributions in the form of cash.

Effective February 14, 1997, the Board of Directors elected to increase the Company's matching percentage from 1 1/2% to 2% of the participant's compensation. The Company matches 100% of contributions from participants on the first 1% of the participant's compensation, and 50% of contributions from participants on the next 2% of the participant's compensation. All contributions are remitted to the Plan bi-weekly.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


1. Description of Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions, rollovers and allocations of (a) the Company's contributions and (b) Plan earnings and losses. Investment results are allocated to participant's accounts based upon relative balances of the individual accounts on the valuation date as defined by the Plan. Forfeited balances of terminated participants' non-vested accounts are applied to future employer contributions. Forfeitures in 1998 totaled approximately $240,000 and were applied to employer contributions.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Company contributions plus earnings thereon vest 100 percent after 5 years of credited service.

Payment of Benefits

The vested value of benefits are payable to a participant upon termination of service, retirement, disability, or to the participant's beneficiary upon death of the participant in either lump-sum or annuity distributions.

Participant Loans Receivable

A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of his/her vested account balance. The loans bear interest at the prime rate plus 2% and must be repaid within 5 years. The respective participant's loan principal and interest are repaid ratably through bi-weekly payroll deductions.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


1. Description of Plan (continued)

Administrative Expenses

The Plan pays all administrative expenses not paid by the Company. In 1998 and 1997, the Company paid the majority of the Plan's administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan has a group annuity contract with Massachusetts Mutual Life Insurance Company (Mass Mutual). Mass Mutual receives contributions in exchange for participation units in various investment options.

The fair values of the participation units owned by the Plan in Mass Mutual's separate investment accounts are based on quoted redemption values as determined by Mass Mutual on the last business day of the plan year. The investment in the guaranteed income fund is stated at contract value, as determined by Mass Mutual, which represents contributions made under the contract, plus interest, less distributions and administrative expenses.

Investments in Law Companies Common Stock are stated at fair value as determined in good faith by Mass Mutual and based on a third party appraisal.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


3. Investment with Insurance Company

The guaranteed income fund held by the Plan is fully benefit-responsive and as such has been recorded at contract value in accordance with AICPA's Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans" (SOP 94-4).

The average yield for the guaranteed income fund for the year ended December 31, 1998 was 7.1%. The crediting interest rate was also 7.1% at December 31, 1998. At December 31, 1998 and 1997, the fair values of the investment accounts were approximately $17,019,476 and $15,682,401, respectively, as determined by Mass Mutual. The Plan's intention is to hold the guaranteed income fund until maturity and to make withdrawals from the accounts to pay benefits in the normal course of operations of the Plan.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


4. Separate Investment Option Information

Below is a summary of the changes in investments by investment option.

                                                                       Year ended December 31, 1998
                                                                           Participant Directed
                                        --------------------------------------------------------------------------------------------
                                                                                                                      Law Companies
                                        Guaranteed Income        Core                       Small Cap        Core        Common
                                               Fund             Equity         Balanced   Equity Account     Bond         Stock
                                                               Account         Account                      Account
                                        ----------------- ----------------- ------------- ------------- -------------- ------------
Investments at beginning of year          $15,643,010         $19,333,108    $5,110,168    $3,458,916    $   644,609     $1,196,096

Additions to net assets attributed to:
  Employer contributions                      417,327             342,421      102,917        131,886         27,944              -
  Participant contributions                 1,248,578           2,263,494      883,943        826,228        242,801              -
  Investment income                         1,126,442                   -            -              -              -              -
                                        ----------------- ----------------- ------------- ------------- -------------- ------------
                                            2,792,347           2,605,915       986,860       958,114        270,745              -
Deductions from net assets attributed to:
   Distribution to participants             2,688,863           2,976,967       911,253       558,073        161,036         15,413
   Administrative expenses                     12,777               6,130         2,034         2,182            450             11
                                        ----------------- ----------------- ------------- ------------- -------------- ------------
                                            2,701,640           2,983,097       913,287       560,255        161,486         15,424

Fund transfers, net                           693,121          (1,541,636)       24,304      (486,577)       188,668       (400,622)

Net realized and unrealized appreciation
 (depreciation) in fair value of investments        -           3,036,944       687,176      (328,569)         61,031       504,008
                                        ----------------- ----------------- ------------- ------------- -------------- ------------
Investments at end of year                $16,426,838         $20,451,234    $5,895,221    $3,041,629     $1,003,567     $1,284,058
                                        ================= ================= ============= ============= ============== ============

8

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


4. Separate Investment Option Information (continued)

Below is a summary of the changes in investments by investment option.

                                                            Year Ended December 31, 1998
                                                                Participant Directed
                           -----------------------------------------------------------------------------------------------
                                             Destiny         Destiny         Destiny          Destiny
                             Contrafund     Aggressive    Conservative       Equity      Moderate Account Participant Loans
                              Account        Account         Account         Account
                           ------------- --------------- -------------- ---------------- ---------------- ----------------
Investments at beginning
  of year                    $        -  $         -       $       -       $      -          $     -        $1,419,529

Additions to net assets
  attributed to:
     Employer contributions      41,693       11,087           2,009         11,500            5,176                 -
     Participant contributions  235,852       95,388          10,242         53,726           76,722                 -
     Investment income                -            -               -              -                -           117,758
                           ------------- --------------- -------------- ---------------- ---------------- ----------------
                                277,545      106,475          12,251         65,226           81,898           117,758
Deductions from net assets
  attributed to:
     Distribution to
       participants              30,298        1,104             210          7,574             1,686                -
     Administrative expenses        253           61               7             63               108                -
                          ------------- --------------- -------------- ---------------- ---------------- ----------------
                                 30,551        1,165             217          7,637             1,794                -

Fund transfers, net           1,363,819       42,506           8,852        100,001            68,875          (61,311)

Net realized and unrealized
   appreciation (depreciation)
   in fair value of
   investments                  179,718        3,299             836         (4,955)            2,919                -
                          ------------- --------------- -------------- ---------------- ---------------- ----------------
Investments at end of year   $1,790,531     $151,115         $21,722       $152,635          $151,898      $ 1,475,976
                          ============= =============== ============== ================ ================ ================


                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)

                          Year Ended December 31, 1998
                                Non Participant
                                   Directed
                              ----------------- --------------
                                   Money
                                Market Account      TOTAL
                              ----------------- --------------
Investments at beginning
  of year                        $ 325,125      $47,130,561

Additions to net assets
  attributed to:
     Employer contributions       (147,512)         946,448
     Participant contributions           -        5,936,974
     Investment income              28,221        1,272,421
                              ----------------- --------------
                                  (119,291)       8,155,843
Deductions from net assets
  attributed to:
     Distribution to
       participants                      -        7,352,477
     Administrative expenses       102,488          126,564
                              ----------------- --------------
                                   102,488        7,479,041

Fund transfers, net                      -                -

Net realized and unrealized
   appreciation (depreciation)
   in fair value of
   investments                           -        4,142,407
                             ----------------- --------------
Investments at end of year       $ 103,346      $51,949,770
                             ================= ==============


                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


5. Plan Termination

Under provisions of the Plan, the Company reserves the right to amend or terminate the Plan at any time provided that amendments will not divert a vested interest, permit any part of the Plan's assets to revert to the Company, or permit any part of the Plan's assets to be used for any purpose other than for the exclusive benefit of participants or their beneficiaries. Upon Plan termination, each participant's account will become fully vested.

6. Benefits Payable

At December 31, 1998 and 1997, Plan assets included approximately $494,671 and $218,742, respectively, which represent amounts allocated to participants who have elected to withdraw from the Plan as of year-end but have not yet received payments.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Transactions with Related Party

Effective May 14, 1996, the Plan was amended to eliminate the ability of participants to invest in the Company common stock and to eliminate the Company's matching contributions in the form of the Company common stock. As of December 31, 1998 and 1997, the Plan held 59,310 and 80,708 shares of Company common stock respectively, with a fair value of $1,284,058 and $1,196,096 respectively.

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to those per the Form 5500 as of December 31:

                                                         1998            1997
                                                     ---------------------------

Net assets available for benefits per the financial
   statements                                        $51,949,770    $47,130,561
Benefits payable to participants                        (494,671)             -
Other reconciling items                                        -         (3,947)
                                                     ===========================
   Net assets available for benefits per the Form
     5500                                            $51,455,099    $47,126,614
                                                     ===========================

The following is a reconciliation of benefits paid to participants per the financial statements to those per the Form 5500:

                                                          Year Ended
                                                       December 31, 1998
                                                       -----------------

Benefits paid to participants per the financial
   statements                                             $7,352,477
Benefits payable to participants at December 31, 1998        494,671
Other reconciling items                                       (3,947)
                                                       =================
Benefits paid to participants per the Form 5500           $7,843,201
                                                       =================

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


10. Year 2000 Issue (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by mid 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. No significant third party service providers have indicated that they will not be year 2000 compliant during 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has developed contingency plans, regardless of the reported year 2000 readiness of the provider or industry.

                             SUPPLEMENTAL SCHEDULES

                            Law Companies Group, Inc.
                               401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

   Identity of Issue, Borrower,
      Lessor or Similar Party
                                               Description of Investment                   Cost           Current Value
------------------------------------ ----------------------------------------------- ------------------ ------------------
*Massachusetts Mutual Life           Guaranteed Income Fund, (1) maturing
   Insurance Company                   December 31, 2000, 7.1%                       $16,426,838        $16,426,838
*Massachusetts Mutual Life
   Insurance Company                 Core Equity Account                              11,773,507          20,451,234
*Massachusetts Mutual Life
   Insurance Company                 Balanced Account                                  4,152,980           5,895,221
*Massachusetts Mutual Life
   Insurance Company                 Small Cap Equity Account                          2,806,539           3,041,629
*Massachusetts Mutual Life
   Insurance Company                 Core Bond Account                                   911,330           1,003,567
*Law Companies Group, Inc.
                                     Law Companies Common Stock                          712,579           1,284,058
*Massachusetts Mutual Life
   Insurance Company                 Money market account                                103,346             103,346
*Massachusetts Mutual Life
   Insurance Company                 Destiny Aggressive Account                          146,937             151,115
*Massachusetts Mutual Life
   Insurance Company                 Destiny Conservative Account                         20,941              21,722
*Massachusetts Mutual Life
   Insurance Company                 Destiny Equity Account                              152,708             152,635
*Massachusetts Mutual Life
   Insurance Company                 Destiny Moderate Account                            148,685             151,898
*Massachusetts Mutual Life
   Insurance Company                 Contrafund Account                                1,592,237           1,790,531
*Participants                        Loans, rates from 9.75% to 11.00%, maturing
                                       through December 31, 2004                               -           1,475,976
                                                                                 ================== ==================
                                     Total investments                               $38,948,627         $ 51,949,770
                                                                                 ================== ==================

*Indicates a party-in-interest to the Plan.
(1)  Reported at contract value.

                  Law Companies Group, Inc. 401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998


                                                                                                       Current Value
                                                                                                       of Asset on
Identity of                 Description              Purchase        Selling        Cost of            Transaction       Net Gain
Party Involved               of Assets                 Price          Price          Asset                 Date            (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of securities transactions in excess of 5% of plan assets.

Massachusetts Mutual
  Life Insurance Company  Guaranteed Income Fund    $5,111,585      $          -      $5,111,585           $5,111,585    $        -

Massachusetts Mutual
  Life Insurance Company  Guaranteed Income Fund             -         5,454,199       5,454,199            5,454,199             -

Massachusetts Mutual
  Life Insurance Company  Equity Fund                4,652,246                 -       4,652,246            4,652,246             -

Massachusetts Mutual
  Life Insurance Company  Equity Fund                        -         6,571,064       4,376,233            6,571,064      2,194,831


                  Law Companies Group, Inc. 401(k) Savings Plan

                                 EIN: 58-0537111
                                Plan Number: 002

           Line 27d - Schedule of Reportable Transactions (continued)

                          Year ended December 31, 1998
                                                                                                      Current Value
                                                                                                       of Asset on
Identity of                 Description              Purchase        Selling        Cost of            Transaction       Net Gain
Party Involved               of Assets                 Price          Price          Asset                 Date            (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category  (iii) - Series  of  securities  transactions  in  excess of 5% of plan assets (continued).

Massachusetts Mutual
  Life Insurance Company  Balanced Fund      $1,662,407     $           -      $1,662,407           $1,662,407           $      -

Massachusetts Mutual
  Life Insurance Company  Balanced Fund               -         1,564,530       1,190,006            1,564,530            374,524

Massachusetts Mutual
  Life Insurance Company  Small Company Fund  1,803,550                 -       1,803,550            1,803,550                  -

Massachusetts Mutual
  Life Insurance Company  Small Company Fund          -         1,892,268       1,666,440            1,892,268            225,828

There were no category (i), (ii) or (iv) transactions during 1998.
Note:  Lease rental and expense incurred with transaction are not applicable.

                                 SIGNATURE


The Plan.
---------
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


LAW COMPANIES GROUP, INC.
401(k) SAVINGS PLAN




/s/ R.B. Fooshee
---------------------
Robert B. Fooshee
Member of the Plan Administrative Committee


Dated:    June 29, 1999



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